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RiverSource Diversified Income Series, Inc.
Exhibit 77D

For: RiverSource Diversified Bond Fund

At a Board of Directors meeting held on September 13-14, 2006 it was resolved that the non-fundamental investment policy that limits investments in securities of investment companies shall be and hereby is eliminated.